December 27, 2011

United States Securities and Exchange Commission

Kathleen Collins

Melisa Kindelan

Melisa Feider

100 F Street, N.E.

Washington, D.C. 20549

Re:	Saba Software, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2011
Filed August 5, 2011
Form 10-Q for the Fiscal Quarter Ended August 31, 2011
Filed October 6, 2011
File No. 001-34372

Madams:

On behalf of Saba Software, Inc. (the “Company”), this letter is being submitted in reference to your letter to Bobby Yazdani, CEO and Chairman of the Board of Directors of the Company, dated December 22, 2011 (the “Comment Letter”). The Company respectfully requests an extension to respond to the inquiries contained in the Comment Letter. The Company intends to respond to the Staff’s comments no later than January 17, 2012.

If you have any questions, please do not hesitate to call the undersigned at (650) 581-2500.

Sincerely,

/s/ Peter Williams
Peter Williams
Interim Chief Financial Officer
Saba Software, Inc.